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Exhibit

Exhibit            Description

99.1                 Announcement on 2023/06/02: UMC will attend investor conferences on 2023/06/09

99.2                 Announcement on 2023/06/07: The Board of Directors resolved to adjust cash dividend ratio

99.3                 Announcement on 2023/06/07: The Company announced the record date for cash dividend

99.4                 Announcement on 2023/06/07: UMC will attend investor conferences on 2023/06/14

99.5                 Announcement on 2023/06/13: To announce related materials on acquisition of machinery and equipment

99.6                 Announcement on 2023/06/13: To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

99.7                 Announcement on 2023/06/19: To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

99.8                 Announcement on 2023/06/26: To announce related materials on acquisition of intangible assets

99.9                 Announcement on 2023/06/06: May Revenue

99.10               Announcement on 2023/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2023/06/09

1. Date of institutional investor conference: 2023/06/09

2. Time of institutional investor conference: 01:30 PM

3. Location of institutional investor conference: Regent Taipei

4. Outline of institutional investor conference:

The Company will attend the “2023 Q2 Investment Forum”, held by Yuanta Securities.

5. Any other matters that need to be specified: None

Exhibit 99.2

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders meeting: 2023/06/07

2. Type and monetary amount of original dividend distribution:

Cash dividend NT$45,017,096,342, each common share is entitled to receive NT$3.60

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NT$45,017,096,342, each common share is entitled to receive NT$3.60046348

4. Reason for the change:

Due to the cancellation of RSA, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.3

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2023/06/07

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NT$45,017,096,342, each common share is entitled to receive NT$3.60046348

4. Ex-rights (ex-dividend) trading date: 2023/06/27

5. Last date before book closure: 2023/06/28

6. Book closure starting date: 2023/06/29

7. Book closure ending date: 2023/07/03

8. Ex-rights (ex-dividend) record date: 2023/07/03

9. Deadline for applying the conversion of the debt voucher: NA

10. The closure period for the conversion of the debt voucher will start from the date: NA

11. The closure period for the conversion of the debt voucher will end on the date: NA

12. Payment date of cash dividend distribution: 2023/07/19

13. Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2023/06/14

1. Date of institutional investor conference: 2023/06/14

2. Time of institutional investor conference: 09:30 AM

3. Location of institutional investor conference: UBS Taipei Office

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Corporate Day”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2023/04/07~2023/06/13

3. Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,595,653,127;

total transaction price: NT$1,595,653,127

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

1. Name of the securities: Common shares of KING YUAN ELECTRONICS CO., LTD.

2. Trading date: 2023/06/09~2023/06/13

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: 5,428,000 shares;

Unit price: NTD 56.40;

Total monetary amount: NTD 306,164,100

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 42,906,100

5. Relationship with the underlying company of the trade: None

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 17,729,696 shares;

Monetary amount: NTD 859,890,256;

Percentage of holdings: 1.45%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets:32.76%;

Ratio of shareholder’s equity:47.86%;

Working capital as shown in the most recent financial statement: NTD 93,446,215,000

8. Concrete purpose of the acquisition or disposal: Financing operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Trading counterparty and its relationship with the Company: NA

12. Date of the board of directors’ resolution: NA

13. Date of ratification by supervisors or approval by the audit committee: NA

14. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on disposal of common shares of KING YUAN ELECTRONICS CO., LTD.

1. Name of the securities: Common shares of KING YUAN ELECTRONICS CO., LTD.

2. Trading date: 2023/06/14~2023/06/19

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: 5,605,000 shares;

Unit price: NTD 56.89;

Total monetary amount: NTD 318,852,400

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 47,009,900

5. Relationship with the underlying company of the trade: None

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 12,124,696 shares;

Monetary amount: NTD 588,047,756;

Percentage of holdings: 0.99%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets:32.76%;

Ratio of shareholder’s equity:47.86%;

Working capital as shown in the most recent financial statement: NTD 93,446,215,000

8. Concrete purpose of the acquisition or disposal: Financing operation

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: No

11. Trading counterparty and its relationship with the Company: NA

12. Date of the board of directors’ resolution: NA

13. Date of ratification by supervisors or approval by the audit committee: NA

14. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of intangible assets

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): Software

2. Date of occurrence of the event: 2023/06/20~2023/06/26

3. Amount, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

average unit price: NT$385,571,988;

total transaction price: NT$385,571,988

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SIEMENS INDUSTRY SOFTWARE LIMITED, TAIWAN BRANCH (IRELAND); non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Matters related to the current disposal of creditors’ rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

8. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

10. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

11. Net worth per share of the Company’s underlying securities acquired or disposed of: NA

12. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: NA

13. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: NA

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For production and R&D

16. Any dissenting opinions of directors to the present transaction: NA

17. Whether the counterparty of the current transaction is a related party: No

18. Date of the board of directors’ resolution: NA

19. Date of ratification by supervisors or approval by the Audit Committee: NA

20. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

21. Name of the CPA firm: NA

22. Name of the CPA: NA

23. Practice certificate number of the CPA: NA

24. Whether the transaction involved in change of business model: No

25. Details on change of business model: NA

26. Details on transactions with the counterparty for the past year and the expected coming year: Depending on the Company’s operation requirements

27. Source of funds: Working capital

28. Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation

June 6, 2023

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2023.

1)	Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
May	Net sales	18,778,488	24,433,030	(5,654,542)	(23.14%)
Year-to-Date	Net sales	91,449,371	110,652,311	(19,202,940)	(17.35%)

2)	Funds lent to other parties (NT$ Thousand): None

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,028,658	7,218,666	159,842,536

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022 and April 26, 2023, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,638 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	360,448	0
Realized profit (loss)	0	0	(6,640)	0

Exhibit 99.10

United Microelectronics Corporation

For the month of May, 2023

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2023	Number of shares as of May 31, 2023	Changes
Executive Vice President Senior Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Ming Hsu Oliver Chang Chitung Liu Lucas S Chang TS Wu Wenchi Ting Jerry CJ Hu Y S Shen Francia Hsu Mindy Lin Eric Chen	4,543,000 2,740,589 3,850,217 1,500,000 2,415,809 490,000 2,334,000 2,039,000 1,966,000 2,074,925 1,429,000	4,473,000 2,240,589 3,250,217 1,150,000 2,365,809 290,000 2,186,000 1,539,000 1,466,000 2,003,925 1,069,000	(70,000) (500,000) (600,000) (350,000) (50,000) (200,000) (148,000) (500,000) (500,000) (71,000) (360,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2023	Number of shares as of May 31, 2023	Changes
Vice President Vice President	Jerry CJ Hu Mindy Lin	500,000 -	- 300,000	(500,000) 300,000